March  28,  2003


Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     ZENEX  INTERNATIONAL,  INC.
        Registration  Statement  on  Form  S-3  (File  No.  333-42896)

Ladies  and  Gentlemen:

On behalf of Zenex International, Inc. (the "Company"), we hereby request that the Company's Form S-3 Registration Statement, as amended (File No. 333-42896) (the "Registration Statement"), be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. None of the Company's shares of Common Stock, par value $.01 per share (the "Common Stock"), covered by the Registration Statement have been offered or sold.

The Company was unable to resolve state law registration issues, which would have resulted in the imposition of escrow restrictions. The shareholders whose shares would have been registered under the Registration Statement are now eligible to sell under Rule 144 and no longer need the benefits of the Registration Statement.

Please contact the undersigned at (405) 235-1900 if you have any questions regarding the foregoing.

Very  truly  yours,
Derrick  &  Briggs,  LLP



/s/  Gary  W.  Derrick
Gary  W.  Derrick
Bank  One  Center,  20th  Floor
100  N.  Broadway  Ave.
Oklahoma  City,  Oklahoma  73102